EX 99.1

FOR IMMEDIATE RELEASE
Velti Announces solid First Quarter 2012 financial results: 75% year on year revenue and 260% adjusted EBITDA growth, increases 2012 guidance

•	Announces first quarter revenue of $51.8 million, growth of 75%, compared to Q1 2011

•	Announces first quarter adjusted EBITDA of $4.6 million, growth of 260%, compared to Q1 2011

•	Increases annual revenue and adjusted EBITDA guidance and reiterates commitment to achieve break-even operating cash flow by Q3 2012 and positive free cash flow by Q4 2012
DUBLIN, Ireland and SAN FRANCISCO, CA -- May 15, 2012 (GLOBE NEWSWIRE) -- Velti plc (Nasdaq:VELT), the leading global provider of mobile marketing and advertising technology and solutions, today announced its financial results for the quarter ended March 31, 2012.
“Velti continued to demonstrate strong growth across products and geographies in the first quarter and we believe that 2012 will be a great year for us,” said Alex Moukas, Chief Executive Officer of Velti. “We're very pleased with our first quarter results and are incredibly excited about the opportunity in front of us. We continue to focus our efforts on delivering results to our customers and rapidly building a global technology platform that maximizes the opportunity that the mobile channel presents for marketers and advertisers through data analysis, optimization and long-term engagement with customers via the mobile channel.”
“We're also very excited about the performance of our recent acquisitions. We've made great progress in both front and back-office integration and in Q2 we will begin to see the benefits across the platform.”
Q1 2012 Financial Highlights

•	Revenue of $51.8 million, an increase of 75% from Q1 2011, with improving margins;

•	Revenue less 3rd party costs of $34.9 million, an increase of 85% from Q1 2011, and resultant margin of 67% as percentage of revenue, in comparison to 64% in Q1 2011;

•	Adjusted EBITDA of $4.6 million, compared with $1.3 million in Q1 2011, an increase of 260%;

•	GAAP net loss attributable to Velti of $8.8 million and EPS of $(0.14) compared with a net loss of $15.9 million and EPS of $(0.34) for Q1 2011; and

•	Adjusted net loss of $1.1 million and adjusted EPS of $(0.02) compared with an adjusted net loss of $5.2 million and adjusted EPS of $(0.11) for Q1 2011.
Mobile Advertising and Marketing Revenues, Margins and Cash Flow

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Mobile advertising revenue of $11.2 million and mobile advertising 3rd party costs of $8.8 million; resultant mobile advertising revenue less 3rd party costs of $2.5 million (22% as a percentage of revenue);

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Mobile marketing revenue of $40.6 million, an increase of 76% from Q1 2011 and mobile marketing 3rd party costs of $8.1 million; resultant mobile marketing revenue less 3rd party costs of $32.5 million (80% as a percentage of revenue), an increase of 82% from Q1 2011;

•	Velti's margins across both mobile marketing and advertising continue to increase year-on-year.
Reach and Revenue Contribution

•	Velti's platform provides marketers the ability to reach 4.3 billion consumers in 67 countries and our customers have already connected with 1.4 billion consumers;

•	The Americas, which we expect to be our largest region globally in 2012, contributed revenues of $13.3 million, compared to $8.2 million in Q1 2011;

•	Europe, excluding the U.K., contributed $15.2 million, compared to $11.8 million in the same period last year, a solid increase defying a hard macroeconomic environment;

•	The U.K. contributed $16.0 million, compared to $7.0 million in the same period last year;

•	Asia and Africa revenue grew to $7.3 million, compared to $2.6 million in Q1 2011; and

•	For Q1 2012, SaaS revenue contributed 90% of total revenue, in comparison to 79% for Q1 2011; license and managed services revenue fell to 3% and 7%, respectively, vs. 9% and 12% in Q1 2011.
Please see the reconciliation of net income (loss) before non-controlling interest to Adjusted EBITDA later in this release.
Q1 2012 Business Highlights

•	Completed the acquisition of the remaining equity ownership interest of the parent company of CASEE, the largest mobile ad exchange and mobile ad network in China;

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Achieved numerous new customer wins and incremental sales into existing customers, across geographies and product segments, including incremental customers in the automotive, retail, quick-serve restaurant, financial, healthcare and consumer packaged goods industries;

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Significantly expanded product penetration in the automotive, retail, and financial verticals, furthering Velti's mGage as the industry's only end-to-end platform that combines mobile advertising and mobile marketing to provide mobile customer lifecycle management solutions;

•	Launched its next generation of private mobile ad exchange, allowing premium publishers to have significantly greater inventory control, generate more revenue and maintain higher quality advertising;

•	Ended Q1 2012 with five issued patents and 21 pending patent applications on file.
For additional information related to our first quarter 2012 results, please see the Q1 2012 Earnings Slide Deck available on the Events section of the investor website at http://investors.velti.com/events.cfm.
Business Outlook
Velti is increasing Fiscal Year 2012 revenue and adjusted EBITDA guidance and announcing guidance for the second quarter ending June 30th as follows:

($ in millions)	Quarter Ending June 30th		Fiscal Year Ending December 31st
	Low	High	Low	High
Revenue	$55.0	$59.0	$283.0	$296.0
Adjusted EBITDA	$4.5	$7.0	$81.0	$88.0

The Velti first quarter 2012 teleconference and webcast are scheduled to begin at 4:30 PM, Eastern Time on Tuesday, May 15, 2012. To participate in the live call, analysts and investors should dial (877) 415-4117 or (708) 290-1138 (International), conference ID# 75954725 at least ten minutes prior to the call. The call will also be simulcast on the Internet at http://investors.velti.com. A replay of the call will be available on the Events section of the investor website at http://investors.velti.com/events.cfm for three months. To listen to the telephone replay, call toll-free (855) 859-2056 or (404) 537-3406 (International), conference ID# 75954725. The telephone replay will be available from 7:30 PM Eastern Time May 15 through May 29, 2012. Additional investor information can be accessed at http://www.velti.com.
Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is detailed in the table below.
Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.
We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income and expense.
Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.
Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

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these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

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investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.
Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the Company's website at www.velti.com.
Forward-Looking Statements
"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements including statements regarding expected growth, continued expansion as the leading global provider of integrated, comprehensive mobile marketing and advertising technology and the adoption of our SaaS platform. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements we make. These risks and uncertainties include - but are not limited to - risks associated with our ability to continue to expand as the leading global provider of integrated, comprehensive mobile marketing and advertising technology, expand our customer base, achieve the benefits of our acquisitions, keep pace with technological and market developments and remain competitive against potential new entrants into our markets. Further information on these and other factors that could affect the company's results is included in our Annual Report on Form 20-F and our current reports on Form 6-K filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time.
Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.
About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.
The Velti logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7438

	For the Three Months Ended March 31,
	2012	2011
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net loss before non-controlling interest	$(8,839)	$(15,923)
Adjustments:
Foreign exchange gains	(1,375)	(378)
Non-cash share based compensation(1)	8,608	6,562
Non-recurring and acquisition-related (income) expenses(2)	(2,301)	2,282
Loss from equity method investments(3)	133	1,458
Depreciation and amortization - acquisition related	2,637	795
Adjusted net loss	$(1,137)	$(5,204)
Loss (gain)from equity method investments - other	238	(493)
Depreciation and amortization - other	4,632	2,959
Income tax expense	278	2,237
Interest expense, net	743	1,704
Other (income) expense	(146)	76
Adjusted EBITDA	$4,608	$1,279

Adjusted net loss per share - basic	$(0.02)	$(0.11)

Adjusted net loss per share - diluted	$(0.02)	$(0.11)

Basic shares	61,816	47,099

Diluted shares	61,816	47,099

(1)  In the quarter ended March 31, 2012, certain share awards with vesting terms of one year or less were granted to employees and directors, resulting in additional compensation expense of approximately $4.0 million. In March 2011, certain performance based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $3.3 million during the quarter ended March 31, 2011. Share based expenses were included in the condensed consolidated statements of operations for the three months ended March 31, 2012 and 2011 as follows:

	For the Three Months Ended March 31,
	2012	2011
	(in thousands)
Datacenter and direct project	$972	$628
General and administrative	3,660	3,244
Sales and marketing	2,392	1,876
Research and development	1,584	814
	$8,608	$6,562

(2) Non-recurring and acquisition-related income in 2012 resulted from a gain on re-measurement of our pre-acquisition ownership interest in CASEE to fair value, which was partially offset by expense on re-measurement of contingent consideration for our Mobclix and Mobile Interactive Group completed acquisitions and acquisition-related expenses incurred related to completed acquisitions. Non-recurring and acquisition-related expenses in 2011 included primarily expenses to complete acquisitions, interest expense to recognize the remaining debt discount upon repayment of certain loan facilities, interest expense related to a lender fee in connection with our IPO, and other non-recurring items offset by the reversal of a one-time tax liability related to pre-IPO performance share awards that were released to employees in 2010.
(3) Loss from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti.

Velti plc
Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended March 31,
	2012	2011
Revenue:
Software as a service (SaaS) revenue	$46,768	$23,279
License and software revenue	1,505	2,791
Managed services revenue	3,520	3,480
Total revenue	51,793	29,550
Cost and expenses:
Third-party costs	16,862	10,633
Datacenter and direct project costs	7,892	2,951
General and administrative expenses	15,132	9,468
Sales and marketing expenses	12,753	7,993
Research and development expenses	4,684	2,830
Acquisition related charges	2,197	1,461
Depreciation and amortization	7,269	3,754
Total cost and expenses	66,789	39,090
Loss from operations	(14,996)	(9,540)
Interest expense, net	(743)	(3,483)
Gain (loss) from foreign currency transactions	1,375	378
Other expense	6,174	(76)
Gain (loss) before income taxes, equity method investments and non-controlling interest	(8,190)	(12,721)
Income tax expense	(278)	(2,237)
Income (loss) from equity method investments	(371)	(965)
Net income (loss)	(8,839)	(15,923)
Net income (loss) attributable to non-controlling interest	(21)	(51)
Net income (loss) attributable to Velti	$(8,818)	$(15,872)
Net income (loss) attributable to Velti per share:
Basic	$(0.14)	$(0.34)
Diluted	$(0.14)	$(0.34)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	61,816	47,099
Diluted	61,816	47,099

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	March 31,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$40,951	$75,765
Trade receivables (including related party receivables of $1.2 million and $0.5 million as of March 31, 2012 and December 31, 2011, respectively), net of allowance for doubtful accounts	85,496	70,968
Accrued contract receivables (including related party receivables of $2.1 million and $3.3 million as of March 31, 2012 and December 31, 2011, respectively)	103,313	98,203
Prepayments	24,868	22,664
Other receivables and current assets (including related party receivables of $4.0 million and $5.5 million as of March 31, 2012 and December 31, 2011, respectively)	56,027	49,726
Total current assets	310,655	317,326
Non-current assets:
Property and equipment, net	11,325	5,922
Intangible assets, net	100,320	91,192
Equity investments	502	2,270
Goodwill	69,841	52,956
Other assets	12,429	11,865
Total non-current assets	194,417	164,205
Total assets	$505,072	$481,531
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$33,421	$41,565
Accrued liabilities	69,352	49,621
Deferred revenue and current portion of deferred government grant	6,171	6,217
Current portion of acquisition related liabilities	49,961	26,900
Current portion of long-term debt and short-term financings	3,228	2,881
Income tax liabilities	9,985	9,883
Total current liabilities	172,118	137,067
Non-current liabilities:
Long-term debt	6,397	6,859
Deferred government grant - non-current	2,880	3,162
Acquisition related liabilities - non-current	4,716	18,772
Other non-current liabilities	16,743	18,180
Total liabilities	202,854	184,040
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 61,816,314 and 61,670,396 shares issued and outstanding as of March 31, 2012 and December 31, 2011, respectively	5,225	5,148
Additional paid-in capital	355,267	346,031
Accumulated deficit	(43,544)	(34,726)
Accumulated other comprehensive (loss)	(14,795)	(19,046)
Total Velti shareholders' equity	302,153	297,407
Non-controlling interests	65	84
Total equity	302,218	297,491
Total liabilities and shareholders' equity	$505,072	$481,531

For further information, please contact:

Velti plc Wilson W. Cheung Chief Financial Officer wcheung@velti.com
Paul W. Clausing Vice President, Finance pclausing@velti.com

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